

August 25, 2020

<u>**Via E-Mail**</u>

William T. Hart, Esq.
Hart & Hart, LLC
1624 N. Washington St.
Denver, CO 80203

> **Re:** **Carbon Energy Corporation**
> **Amended Schedule 13E-3**
> **Filed August 17, 2020**
> **File No. 005-31849**
>
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed August 17, 2020**
> **File No. 00-02040**

Dear Mr. Hart:

We have reviewed your filings and have the following comments.

<u>**Amended Schedule 13E-3**</u>

1. We reissue prior comment 1. Your response does not include an analysis of the legal issue described in our prior comment.

<u>**Revised Preliminary Proxy Statement**</u>

2. We reissue prior comments 5 and 10.

3. We note your response to prior comment 6. Please revise your disclosure to describe the events leading up to the board's decision to engage in the going private transaction.

4. We note the revision made in response to prior comment 8. We reissue our prior comment as it requested that you disclose (prominently), if true, that the proposal will be approved given Yorktown's intentions.

<u>Principal Stockholders, page 11</u>

5.   We note that you revised this disclosure to clarify that neither Mr. Leidel nor Mr. Bailey have beneficial ownership of the shares owned by the various Yorktown entities. Please provide us your analysis for this disclosure.

Please direct any questions to me at (202) 551-3619.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions